Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sparo.IO Corporation
1102 Shipman lane
Mclean, VA 22101-2137
https://www.sparo.com/

Up to $1,069,997.24 in Class B Common Stock at $8.06
Minimum Target Amount: $9,994.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sparo.IO Corporation
Address: 1102 Shipman lane, Mclean, VA 22101-2137
State of Incorporation: DE
Date Incorporated: March 11, 2022

Terms:

Equity

Offering Minimum: $9,994.40 | 1,240 shares of Class B Common Stock
Offering Maximum: $1,069,997.24 | 132,754 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $8.06
Minimum Investment Amount (per investor): $249.86

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Investment Incentives

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based Investment Incentives

Tier 1 | $500+

Invest $500+ and receive special crowdfunding investor swag & opportunities to participate in user and beta testing programs.

Tier 2 | $1,000+

Invest $1,000+ and receive special crowdfunding investor swag, a call out on the Sparo website/social media & a portrait drawn from a photograph by young artist Ava Z.

Tier 3 | $5,000+

Invest $5,000+ and we will promote the charity of your choice on our website & social media & invite you to live talks with the team behind the creation of low carbon AI & with the female inventors of the world's most Green batteries.

Tier 4 | $10,000+

Invest $10,000+ and we will create special early-bird priority access for your store to partner with the Sparo platform, & the option to participate in the Sparo beta program.

Tier 5 | $20,000+

Invest $20,000+ and we will offer an in-depth profile of your favorite charity, a custom fundraising campaign to Sparo contacts, social media posts, a press release, & outreach to journalists.

Tier 6 | $50,000+

Invest $50,000+ and receive 5% bonus shares, plus an invitation to join an elite Sparo investor community with meetups at events like NRF & ShopTalk to meet.

Tier 7 | $100,000+

Invest $100,000+ and receive 10% bonus shares, a podcast episode interview with Sparo's CEO Rob Sobhani regarding your interest in Sparo & your philanthropic desires, a podcast episode about your preferred charity, & a lunch with Rob.

Tier 8 | $250,000+

Invest $250,000+ and we will invite you to join us to take a special tour of the Lucid Motors EV Plant in Arizona, & we will also partake in a trip to India to meet the great women of Sudara.

Tier 9 | $500,000+

Invest $500,000+ and we will invite you to participate in a private tour as we visit Azerbaijan & walk in the footsteps of Marco Polo - The Old Silk Road with special local guides & the opportunity to meet with surprise hosts.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Sparo.IO Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $8.06 / share, you will receive 110 Class B Common Stock shares, meaning

you'll own 110 shares for $806. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Sparo.IO Corporation ("Sparo" or "The Sparo Corporation" or the "Company") is a C corporation that was organized under the laws of the state of Delaware on March 11, 2022.

Sparo is on a mission to revolutionize corporate social responsibility for retailers and online merchants. Sparo's purpose is to help retailers around the world, and their socially conscious shoppers, do good easily and effectively. We believe by doing so, Sparo will be able to help retailers increase their customer bases, deepen customer loyalties, and improve their bottom lines. Whether it is saving a child's heart, addressing climate change, or fighting human trafficking, we believe Sparo's e-commerce model makes it easy for merchants to listen to customers and support the causes they believe in. We are looking to become a global company, with the goal of going public in the next five years. We believe there is a real gap when it comes to merchants connecting with their shoppers to do good, and Sparo can help bridge that gap which will benefit the merchant, the shopper, and those in need around the world.

How it Works: We believe large corporations donate to charity regularly, but rarely ever take into consideration what causes their shoppers care about. Sparo makes it possible for those shoppers to tell the stores they love which charities to support. At checkout, while using their credit card, participating in rewards programs, or at other retail contact points, the customer will have the opportunity to select a charity of their choice, and after their purchase is complete, the store makes a donation to the selected charity. We believe this encourages shoppers to return because they know that when they shop at that store, a portion of their purchase will go to a charity that

is important to them.

Sales Target: Sparo targets the senior executives across the C-suite of major retailers and service businesses to demonstrate how democratized philanthropy provides both reputational and sales impacts. This top-down approach ensures the rapid adoption of both the Sparo services and support for the socially conscious mission. This also addresses the issue to the highest level that the company is directing a portion of each sale that could otherwise be channeled to profits to now be channeled to charitable causes.

Sales Model: Sparo retains a percentage of the donations continued by major retailers as its service fee. This enables a no-cost adoption model for the enterprise. Mid-sized and smaller businesses with lower donation streams are charged a flat monthly fee with an incremental charge based upon donation volume.

Current Development Stage: The variety of technologies supporting the Software as Service (SAAS) product is fully developed and available for e-commerce. This service has been deployed across a few initial small retailers as a proof of concept and is now ready for larger enterprise-scale e-commerce retailers.

<u>The Company's Intellectual Property ("IP"):</u>

Sparo's Charity Platform is patented by grants from the United States Patent Office around Authentication steps (or modules), to ensure valid transactions & confirm the identity of the users/parties. All patents have been assigned to the Company. Several other aspects mentioned below are some of the extra features on top of the base platform for online and offline activity.

A summary of the Company's patents and details are noted below:

Method and system for use of game for charity donations:
Patent number: 9691087
Date of Patent: June 27, 2017
Assignee: SPARO CORPORATION

Method and system for use of game for charity donations:
Patent number: 9336540
Date of Patent: May 10, 2016
Assignee: Sparo Corporation

Method and system for automated online college scholarship donations:
Patent number: 9111300
Date of Patent: August 11, 2015
Assignee: SPARO CORPORATION

Method and system for automated online allocation of donations:
Patent number: 9105055
Date of Patent: August 11, 2015
Assignee: SPARO CORPORATION

Method and system for automated online merchant charity donations:
Patent number: 9076167
Date of Patent: July 7, 2015
Assignee: SPARO CORPORATION

Sparo Corporate Structure History

The Company was initially incorporated on June 5, 2013, under Nevada law as The Sparo Corporation. After years of ongoing operations, it converted and incorporated into a Delaware c-corporation under the name of Sparo.IO Corporation on March 11, 2022. The Company continues to do business as The Sparo Corporation as a shortened version of its legal name.

Competitors and Industry

Industry

The US B2C e-commerce industry was $768 billion in 2021 and is expected to grow to $1,330 billion by 2025.

https://www.statista.com/statistics/272391/us-retail-e-commerce-sales-forecast/

Giving by corporations is estimated to have increased by 13.4% in 2019, totaling $21.09 billion (an increase of 11.4%, adjusted for inflation).

https://givingusa.org/giving-usa-2020-charitable-giving-showed-solid-growth-climbing-to-449-64-billion-in-2019-one-of-the-highest-years-for-giving-on-record/

Competitors

Sparo's primary competition includes the companies that believe they can replicate the giving service. Sparo stands out from these other companies as Sparo provides payment and reporting services for tens or hundreds of thousands of charities available to customers that could not be cost-effectively replicated. In addition, we believe Sparo differentiates itself from in-house or other competitors through its provision of charity impact (use of fund) stories for use by the merchants in communications with their individual customers.

A small suite of direct competitors has arisen since Sparo patented and launched its first prototype in 2018. These competitors further demonstrate the corporate and consumer willingness to adopt a consumer-directed giving model. We believe none of these competitors focus primarily on the major retailers that Sparo targets nor are they associated with the incubator partners from which Sparo is supported as a Microsoft for Startups Company and a Hague Company WorldStartup venture.

Sparo has expanded into Europe with an office in The Hague as part of the WorldStartup's Altitude program.

https://www.sparo.com/2021/05/10/sparo-expands-to-europe-with-an-office-in-the-hague-part-of-the-worldstartups-altitude-program/

Sparo, a Venture Philanthropy Platform, has also joined the Microsoft for Startups Program.

https://www.sparo.com/2021/02/09/2021-2-9-sparo-a-venture-philanthropy-platform-joins-the-microsoft-for-startups-program/

Primary competitors include:

• ShoppingGives

• Beam Impact

• ChangeUp

• Givz

Sparo has a few competitors in the corporate giving market. Some of the top competitors in the market include Shopping Gives, Beam Impact, ChangeUp, and Givz. Each of these companies has received seed funding.

Shopping Gives is the closest competitor with a somewhat similar model. Key advantages Sparo presents include:

- targeting larger enterprise-scale retailers, gaming/gambling companies, and other non-store eCommerce companies.

- integration with Microsoft Cloud for Retail and support from Microsoft for further integration and sales to its client base.

- delivery of "impact stories" that demonstrate the real-life value of donations made by the business as directed by the customer

Beam Impact, ChangeUp, and Givz have less market penetration than Shopping Gives with Sparo presenting similar points of differentiation.

Current Stage and Roadmap

<u>Current Stage</u>

The Sparo CSR platform has been available since the release of its first version for Magento and Shopify in 2018. From 2018 to 2020, there were very light efforts to sell the service to small retailers as other products and services were explored. Following Sparo's joining the Microsoft for Startups program in 2020, Sparo began efforts to change its focus to focus on larger-scale eCommerce businesses. Support for WordPress and Microsoft Dynamics occurred in 2021 following a migration of the backend technology to the Microsoft Azure resources under the Microsoft Cloud for Retail architecture. The platform’s backend transaction processing and data model has been updated in April to support enterprise-scale requirements including the ability for enterprise e-commerce platforms to better obtain collected data for merchants to utilize within their customer lifetime value analytics (CLTV).

Future Roadmap

Sparo plans to release version 2.0 of its platform in June of 2022 including a complete redesign of the customer user experience and merchant administrative systems. This will enable the placement of the technology with a system that offers an option for an integration that does not touch the merchant's cart or checkout process.

Highlights for the product roadmap beginning in the Summer of 2022 include:

• Self-installation options for mid-scale and smaller merchants using WooCommerce, Shopify, Shopify Plus, Magento, Big Commerce, Miva, and Salesforce.

• Support for promotional donation coupons as well as a roundup and customer donations

• General availability across several POS platforms

• On-demand support for charity sweepstakes and charity games for existing merchant customers

• Sales partnerships and integration with loyalty, product optimization, and omnichannel marketing companies

Sales and Marketing

Sparo has engaged with leading marketing (Road-to Market) and communications (Finn Partners) agencies and has begun Omnibus survey-supported thought-leadership campaigns gaining exposure across top business and trade media. These efforts will be expanded to include more aggressive approaches to demonstrate Sparo's philosophy and consumer desire for shopper-directed giving from the brands they love.

https://www.sparo.com/wp-content/uploads/2022/05/Sparo-Omnibus-Survey.pptx.pdf

https://www.sparo.com/about/

https://www.prnewswire.com/news-releases/sparo-announces-partnership-with-zamzam-token-for-good-to-explore-global-cryptocurrency-for-charitable-giving-301500388.html

Sparo has launched sales efforts with an initial target for US e-commerce in negotiation with several leading brands. Sparo is also in negotiations with major brands across EMEA. In addition, those expressing interest in the Sparo CSR platform have expressed interest in the rollout of POS models for in-store use that is included in the 2022 product roadmap. Interest has also been expressed from brands in the rapidly growing international Gaming/Gambling industry.

The Team

Officers and Directors

Name: Rob Sobhani

Rob Sobhani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/President
  Dates of Service: April 05, 2013 - Present
  Responsibilities: Core leadership & Board Member. Equity compensation of 8.51%; No Salary. Estimated work of 40+ hours per week (full-time).

- **Position:** Secretary & Treasurer
  Dates of Service: April 05, 2013 - Present
  Responsibilities: Manage day-to-day affairs

Other business experience in the past three years:

- **Employer:** The Caspian Group
  Title: Chairman & CEO
  Dates of Service: January 01, 1990 - Present
  Responsibilities: Business consulting; estimated 2 hours per week.

Other business experience in the past three years:

- **Employer:** Z Advanced Computing
  Title: Member of Advisory Bopard
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Advisor; estimated less than 1 hour per week.

Name: Guilda M. Sobhani

Guilda M. Sobhani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 05, 2013 - Present
  Responsibilities: Manager. No Salary; Equity: 36.45%. Estimated 40+ hours worked a week.

Name: Kenneth Svendsen

Kenneth Svendsen's current primary role is with Star Harbor Academy. Kenneth Svendsen currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Advise founder & CEO. Estimated 5 hours worked per week.

Other business experience in the past three years:

- **Employer:** Star Harbor Academy
  Title: Member Board Of Directors
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Board of Directors at STAR HARBOR: the world's first publicly accessible spaceflight training facility and cutting-edge research and development campus for sustainable technologies. Estimated 40 hours worked per week.

Other business experience in the past three years:

- **Employer:** Hornblower Cruises and Events
  Title: President
  Dates of Service: April 01, 2019 - February 01, 2020
  Responsibilities: Led the world's largest provider of water-based dining, sightseeing, private charter, and transportation experiences. Oversaw a team of 4,500 Shipmates & Crewmembers and 157 vessels serving upwards of 6.8 million guests each year across 19 coveted destinations in the US, Canada & UK.

Other business experience in the past three years:

- **Employer:** Sudara, Inc.
  Title: Director of Advisory Board and Executive Coach
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Direct, Consult, Advise, Executive coaching. Estimated 2 hours work per week.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Company's specific industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to 1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Sparo was formed on 02/11/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sparo has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Sparo's products is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sparo or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sparo could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Guilda M. Sobhani	600,000	Class A Common Stock	36.45%

The Company's Securities

The Company has authorized Class B Common Stock, Class A Common Stock, Convertible Promissory Note-TEDCO, and Convertible Note - Private Investor. As part of the Regulation Crowdfunding raise, the Company will be offering up to 132,754 of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 8,000,000 with a total of 2,145,970 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The amount of outstanding Class B Common Stock shares includes 1,500,000 shares held in reserve but unissued as part of the Company's Equity Incentive Plan. Please refer to the Offering Memorandum for further details.

The amount outstanding of Class B Common Stock shares includes $250,000 in reserved but issuable Convertible Promissory Notes. Please see Offering Memorandum for further details.

Class A Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share. Decide major decisions impacting the Company.

Material Rights

There are no material rights associated with Class A Common Stock.

Convertible Promissory Note-TEDCO

The security will convert into Common stock and the terms of the Convertible

Promissory Note-TEDCO are outlined below:

Amount outstanding: $100,000.00
Maturity Date: February 19, 2021
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified Financing Event

Material Rights

The convertible notes are convertible into Common Shares at a conversion price. The conversion price is equal to the lesser of (a) eighty percent (80%) of the price paid by investors in the Qualified Financing or (b) the price equal to the quotient of $3,500,000 divided by the aggregate number of outstanding shares of all classes of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Note - Private Investor

The security will convert into Common stock and the terms of the Convertible Note - Private Investor are outlined below:

Amount outstanding: $150,000.00
Maturity Date: May 15, 2021
Interest Rate: 7.5%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified Financing

Material Rights

The convertible notes are convertible into Common Shares at a conversion price. The conversion price is equal to the lesser of (a) eighty percent (80%) of the price paid by investors in the Qualified Financing or (b) the price equal to the quotient of $3,500,000 divided by the aggregate number of outstanding shares of all classes of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

What it means to be a minority holder

As a minority holder of The Sparo Corporation of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its

significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We have had operations since inception. Company has been funded by founder. The main financial focus of Sparo is revenue generation from its collaboration with Microsoft. Sparo has developed a robust pipeline of large customers that use Microsoft Cloud for Retail. Signing up on Microsoft Cloud for Retail customer will generate revenues for Sparo. Sparo has been a Microsoft for Retail CSR service since February 1, 2022.

Historical results and cash flows:

The Company is currently in growth stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because Sparo has built a massive hockey stick through its partnership with Microsoft. Past cash was primarily generated through founder's equity investments, revenues from alternative services and very small government grants from the SBA. Our goal is to generate sustainable revenues from the monetization of Sparo's e-commerce tools, gaming tools and sweepstakes. The Company plans to accelerate its IPO with a possible SPAC. Sparo has invested its funds to build its technology foundation on such e-commerce platforms like MS Dynamics, Magento, Shopify and WooCommerce thus creating a hockey stick for penetrating the $4 trillion e-commerce market as the premier CSR service in partnership with Microsoft.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has capital resources available in the form of a line of credit and cash on hand. As of April 2022, the Company has capital resources available in the form of a line of credit for $350,000 from PNC Bank and $100,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to Sparo's company operations for

sales and marketing purposes. The company has a Letter of Commitment for $3 million. This LOC will go into effect should Sparo succeed in signing one Microsoft Cloud for Retail client.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Sparo is not dependent on the success of its Startengine campaign because it has serious investors ready to deploy significant capital once Sparo signs one major brand. In addition, the founder has access to other sources of capital beyond its Startengine capital raise. The success of Sparo's Startengine campaign is critical from the perspective of third-party investor validation.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least another year. We believe this capital raise, if successful, will trigger other investors who have expressed interest in Sparo. In addition, Sparo has a $3 million LOC from a local DC area investor.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least another 2 years mainly due to operating costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, the company plans to raise additional capital from PE and high net worth individuals. In addition, founder has had discussions with venture capital firms and private equity companies with strong interest to fund Sparo. Since the company does plan an IPO it does plan to present Sparo to Sovereign Wealth Funds in Norway and Dutch Pension Fund ABP looking to include a viable CSR company into their portfolio.

Indebtedness

- **Creditor:** SBA EIDL Loan

Amount Owed: $124,900.00
Interest Rate: 3.75%
Maturity Date: January 22, 2051

- **Creditor:** Note Payable-GMS International (related party)
  Amount Owed: $1,336,141.00
  Interest Rate: 0.0%

- **Creditor:** promissory Note-AISA Enterprises LLC
  Amount Owed: $201,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

- **Creditor:** PNC Bank
  Amount Owed: $136,723.00
  Interest Rate: 3.25%
  The Company entered into a line of credit agreement with PNC Bank. The credit facility size is $150,000. The interest rate is 3.25% per annum. The total outstanding balance as of December 31, 2021, and December 31, 2020, was $136,723 and $143,805, respectively. The entire balance is classified as current.

- **Creditor:** Rob Sobhani
  Amount Owed: $994,192.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Rob Sobhani
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During the past period, the company borrowed money from the owner, Rob Sobhani. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, and December 31, 2020, the outstanding balance was $994,192 and $946,692.
  Material Terms: N/A

- **Name of Entity:** GMS International
  Names of 20% owners: Rob Sobhani
  Relationship to Company: Loan
  Nature / amount of interest in the transaction: During the past period, the Company borrowed money from GMS International, fully owned by Rob Sobhani. The loan bears no interest rate and has not defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, and December 31, 2020, the

outstanding balance was $1,336,141 and $971,141.
Material Terms: N/A

Valuation

Pre-Money Valuation: $17,693,000.00

Valuation Details:

Intellectual Property

Sparo has six patents related to methods of giving, randomized selection, and other aspects of the Sparo product set. Our SaaS enterprise sales model also has a break-even point at one or two sales with major retailers. Options are also available for SMB retailers.

Management

Sparo's founder and CEO, Rob Sobhani, has a wide range of established relationships with business and government contacts across the United States, Europe, and the Middle East as potential customers for their own implementations and for introductions to business leaders. The executive team and board members regularly engage in sales meetings with colleagues at some of the largest brands in retail, sports, gaming, and broadcasting.

Business Partnerships

Sparo has a partnership model with charities for promotions to their constituents to increase participating merchant sales. Initial partnerships have been established with Untied Way Anti-Human Trafficking Campaign, Lucky Dog, Maryland Food Bank, World Central Kitchen, and others. Sparo has also established a partnership with ZamZam Token for good to include digital currency in the giving options. Pending partnerships include client use cases for mobile phone-based giving, loyalty program support, and omnichannel marketing integration. Finally, Sparo has formed research, branding, and marketing partnership with FINN Partners, an agency rated as one of the best communications firms in the world with clients such as P&G, Bosch, Westin, and 400 global enterprises.

Comparable Competitors & Differentiators

Sparo is involved in a crowded landscape of services to assist businesses to channel donations to charities to build bonds with constituents (employees, customers, shareholders, etc.). Awareness of this competitive landscape is crucial to the definition and presentation of a unique value proposition that demonstrate clear advantages over alternative models.

A small suite of direct competitors has arisen since Sparo patented and launched its first prototype in 2018. These competitors further demonstrate the corporate and

consumer willingness to adopt a consumer-directed giving model. We believe none of these competitors focus primarily on the major retailers that Sparo targets, nor are they associated with the incubator partners from which Sparo is supported as a Microsoft for Startups Company and a Hague Company WorldStartup venture.

The main competition is companies who believe they can replicate the giving service, primarily ShoppingGives, Beam Impact, ChangeUp, and Givz. Sparo stands out from these as we provide payment and reporting services for tens of thousands of charities available to customers that could not be cost-effectively replicated. In addition, Sparo differentiates itself from in-house or other competitors through its provision of charity impact (use of fund) stories for use by the merchants in communications with their individual customers.

We believe Sparo is at the forefront of a global social movement supporting the consumer expectation that businesses will align with the values of their customer and express this support with financial support for the causes of their customers.

We believe this is a key difference from the financial service and donation technology messages of the competition. Sparo is beginning its work towards this goal with an ecosystem of products and services for businesses and customers to align and grow support for charities around the globe. The first is the CSR /ESR SAAS ecommerce integration.

Details of Competitors

ShoppingGives: The service at www.shoppinggives.com is a clear and direct competitor to the Sparo CSR Service. ShoppingGives has well over 1,400 merchants using its plugin. ShoppingGives is successful with a highly focused service for retailers.

(1) Key highlights/funding from this competitor:

- Seamless cause marketing

- Lift Conversion by 11%

- All in One Donation Solution – Grow Your brand Through Impact

- Create purposeful and profitable relationships with customers through social impact.

- The simple solution for eCommerce and Direct-to-Consumer brands to seamlessly give back.

- Create Massive Impact, One Transaction at a Time

- Trusted By Tops Brands to Streamline Their Social Impact Goals

- Allowing retailers and shoppers alike to join the Giving Economy and participate in frictionless giving.

- Positive impact is just a purchase away.

- ShoppingGives has had $8.2 million in funding in three seed rounds from:

- Caffeinated Capital

- Background Capital

- SciFi VC

- Serena Ventures (Serena Williams)

- Tuesday Capital

- The Twenty Minute VC

- Red Dog Capital

- Nasrin Thierer

ChangeUp: ChangeUp (https://changeupforcharity.com/) is a direct competitor based out of Los Angeles with a leadership team that has come from the entertainment industry and states that they are a FinTech SaaS. Other brands include PopGive and Crypto for Charity. ChangeUp features an option for merchant or customer funded donations and lead clients including KIND, TaylorMade, E.L.F., HONET and PopSockets. ChangeUp also has a relationship with Apple Pay and MasterCard. Changeup is enabled through a technology focus on use of their API as an integration point for Oracle, HCL Commerce and Magento as well as a Salesforce integration. Other integrations include Shift4Shop. ChangeUp offers both a web and POS integration with messaging tied to brand elevation.

(1) Key highlights/funding from this competitor:

- ChangeUp is in partnership with the Benevity DAF which likely provides core funding and a key sales partner. No other information regarding investment was found.

Givz: Givz (https://givz.com/) has a somewhat unique approach to the merchant giving model by providing the customer the option to channel sales discounts towards a charity rather than reducing the checkout total. Givz also features the use of coupon codes to provide donations to specific charities or charities selected by the customer. Givz is currently available on the Shopify platform for smaller merchants and began providing custom services to major merchants.(1) Key highlights/funding from this competitor:

(1) Key highlights/funding from this competitor:

- Givz appears to have had a round of $3 million seed funding from:

- Claude Wasserstein

- Eniac Ventures

- Phoenix Club

- Supernode Ventures

- Dylan Whitman

- Accomplice

Beam Impact: Bam (https://beamimpact.com/) was founded n 2017 in NYC by two young women desiring to see changes in the giving practice of businesses similar to that of Sparo. Beam featured customers include Lowes and around two dozen smaller business across the New York region. Beam Impact was identified while attending ShopTalk and was not found on previous searches or investigations.

Beam Impact provides it service by monitoring consumer credit card transactions from participating merchants via Plaid. The Beam Impact app is then utilized to distribute the merchant provided donation to a short list of a few dozen selected charities.

(1) Key highlights/funding from this competitor:

Beam Impact has had $2.1 million in seed funding from:

- Ulu Ventures

- Brilliant Ventures

- Able Partners

- HearstLab

https://www.crunchbase.com/organization/shopping-gives

https://www.crunchbase.com/organization/beam-impact-llc

https://www.prnewswire.com/news-releases/changeup-welcomes-global-sports-and-entertainment-company-endeavor-as-formal-advisor-301482634.html

https://www.crunchbase.com/organization/givz

Market & Industry

The US B2C e-commerce industry was $768 billion in 2021 and is expected to grow to $1,330 billion by 2025. Giving by corporations is estimated to have increased by 13.4% in 2019, totaling $21.09 billion (an increase of 11.4%, adjusted for inflation).

https://www.statista.com/statistics/272391/us-retail-e-commerce-sales-forecast/

https://givingusa.org/giving-usa-2020-charitable-giving-showed-solid-growth-climbing-to-449-64-billion-in-2019-one-of-the-highest-years-for-giving-on-record/

Conclusion

Based on the following reasons intellectual property, management, business partnerships, comparable competitors, and market & industry we believe Sparo's valuation of $17,693,000.00 is reasonably justified.

Disclaimers

The Company has set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock are converted to common stock; (ii) all outstanding warrants are exercised; and (iii) shares reserved for issuance under a stock plan are excluded from the pre-money valuation calculation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $250,000 in convertible promissory notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,994.40 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  96.5%
  StartEngine fees.

If we raise the over allotment amount of $1,069,997.24, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  60.0%
  Sales & marketing - Large merchant partnership program, sales channel and direct marketing, branding, public relations, consumer awareness, direct sales
- *Operations*
  15.0%
  Key personnel, working capital, office systems & expansion
- *Technology & Development*

20.0%
Sparo app scaling, merchant ecommerce plugins expansion and charitable organization integration, back office and network platform support, ongoing product development

- *Legal/IP*
  1.5%
  Patent filings, legal counsel, financing and closing expenses, contract administration

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.sparo.com/ (https://www.sparo.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sparo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sparo.IO Corporation

[See attached]

THE SPARO CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
The Sparo Corporation
Potomac, Maryland

We have reviewed the accompanying financial statements of The Sparo Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 13, 2022
Los Angeles, California

THE SPARO CORPORATION

BALANCE SHEET

(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	294,761	$	4,913
Total Current Assets		**294,761**		**4,913**
Property and Equipment, net		-		-
Intangible asset		542,571		368,769
Total Assets	**$**	**837,332**	**$**	**373,682**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	-	$	24,033
Current Portion of Loans and Notes		1,541,304		971,141
Current Portion of Convertible Note		250,000		-
Line of credit		136,723		143,805
Shareholder Loan		994,192		946,692
Other Current Liabilities		38,500		19,250
Total Current Liabilities		**2,960,719**		**2,104,921**
Promissory Notes and Loans		120,737		-
Convertible Note		-		250,000
Total Liabilities		**3,081,456**		**2,354,921**
STOCKHOLDERS EQUITY				
Common Stock Class A		10		10
Common Stock Class B		6		6
Additional Paid in Capital		349,984		349,984
Retained Earnings/(Accumulated Deficit)		(2,594,123)		(2,331,239)
Total Stockholders' Equity		**(2,244,123)**		**(1,981,239)**
Total Liabilities and Stockholders' Equity	**$**	**837,332**	**$**	**373,682**

See accompanying notes to financial statements.

THE SPARO CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	157,531	101,124
Sales and Marketing	185,045	16,238
Total operating expenses	342,576	117,361
Operating Income/(Loss)	(342,576)	(117,361)
Interest Expense	20,308	27,587
Other Loss/(Income)	(100,000)	-
Income/(Loss) before provision for income taxes	(262,884)	(144,948)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (262,884)**	**$ (144,948)**

See accompanying notes to financial statements.

THE SPARO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Class A			Common Stock Class B			Additional Paid In Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares		Amount	Shares		Amount					
Balance—December 31, 2019	100,000	$	10	64,597	$	6	$	349,984	$ (2,186,291)	$	(1,836,298)
Net income/(loss)									(144,948)		(144,948)
Balance—December 31, 2020	100,000		10	64,597		6		349,984	$ (2,331,239)	$	(1,981,246)
Net income/(loss)									(262,884)		(262,884)
Balance—December 31, 2021	**100,000**	**$**	**10**	**64,597**	**$**	**6**	**$**	**349,984**	**$ (2,594,123)**	**$**	**(2,244,130)**

See accompanying notes to financial statements.

THE SPARO CORPORATION

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(262,884)	$	(144,948)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		77
Amortization of Intangibles		65,511		65,511
Changes in operating assets and liabilities:				
Credit Card		(24,033)		1,322
Other Current Liabilities		19,250		19,250
Net cash provided/(used) by operating activities		**(202,156)**		**(58,788)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		(239,313)		-
Net cash provided/(used) in investing activities		**(239,313)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Line of Credit		(7,082)		-
Borrowing on Shareholder Loans		47,500		32,000
Borrowing on Promissory Notes and Loans		690,900		22,000
Net cash provided/(used) by financing activities		**731,318**		**54,000**
Change in Cash		289,848		(4,788)
Cash—beginning of year		4,913		9,701
Cash—end of year	**$**	**294,761**	**$**	**4,913**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	20,308	$	27,587
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

The Sparo Corporation was incorporated on June 5, 2013, in the state of Nevada. The financial statements of The Sparo Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Potomac, Maryland.

Sparo is an end-to-end CSR service of Microsoft Cloud for retail companies, leveraging corporate social responsibility into higher online sales and brand loyalty by marrying e-commerce and charity at the checkout page. Sparo has been issued six patents and two trademarks by the US Patent Office. These patents relate to the monetization of e-commerce and charity, games and charity and sweepstakes and charity. The immediate focus of Sparo is its e-commerce tool which can be embedded onto any merchant anywhere in the world including but not limited to WooCommerce, Magento, Shopify, and MS Dynamics. The immediate business goal of Sparo is to be embedded onto the checkout page of online merchants across the world, other than Amazon, which has its own smile program.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $44,761 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its application development costs internally developed which will be amortized over the expected period to be benefitted which may be as long as ten years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

The Sparo Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenue from the sale of its end-to-end CSR service of Microsoft Cloud for retail companies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $185,045 and $16,238, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 13, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued interest	38,500	19,250
Total Other Current Liabilities	**$ 38,500**	**$ 19,250**

4. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Application development	$	973,340	$	734,026
Intangible assets, at cost		**973,340**		**734,026**
Accumulated amortization		(430,769)		(365,258)
Intangible assets, Net	**$**	**542,571**	**$**	**368,769**

Entire intangible assets have been amortized. Amortization expenses for application development for the fiscal year ended December 31, 2021, and 2020 were in the amount of $65,511 and $65,511, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(65,511)
2023		(65,511)
2024		(65,511)
2025		(65,511)
Thereafter		(280,527)
Total	**$**	**(542,571)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares class A (2,000,000) and class B (8,000,000) with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 100,000 shares of class A and 64,597 shares of class B have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2020 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 125,000	3.75%	1/22/2021	1/22/2051	$ 390	$ 390	$ 4,163	$ 120,737	$ 124,900	$ -	$ -	$ -	$ -	$ -
Note Payable-GMS International (related party)	$ 1,336,141	0.00%	no agreement in place		$ -	$ -	$ 1,336,141	$ -	$ 1,336,141	$ -	$ -	$ 971,141	$ -	$ 971,141
Promissory Note- AISA Enterprises LLC	$ 201,000	0.00%	3/9/2022	12/31/2022	$ -	$ -	$ 201,000	$ -	$ 201,000	$ -	$ -	$ -	$ -	$ -
Total					$ 390	$ 390	$ 1,541,304	$ 120,737	$ 1,662,041	$ -	$ -	$ 971,141	$ -	$ 971,141

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 1,541,304
2023	4,163
2024	4,163
2025	4,163
2026	4,163
Thereafter	104,083
Total	**$ 1,662,041**

Line of Credit

The Company entered into a line of credit agreement with PNC Bank. The credit facility size is $150,000. The interest rate is 3.25% per annum. The total outstanding balance as of December 31, 2021, and December 31, 2020, was $136,723 and $143,805, respectively. The entire balance is classified as current.

Owner Loans

During the past period, the Company borrowed money from the owner, Rob Sobhani. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021 Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2020 Current Portion	Non-Current Portion	Total Indebtedness
Rob Sobhani	$ 994,192	0.00%	No set maturity	$ 994,192		$ 994,192	$ 946,692		$ 946,692
Total				$ 994,192	$ -	$ 994,192	$ 946,692	$ -	$ 946,692

The imputed interest for 0% interest loans was deemed immaterial and thus, not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Promissory Note- TEDCO	$ 100,000	8.00%	2/19/2016	2/19/2021	8,000	16,000	100,000	-	100,000	8,000	8,000	-	$ 100,000	100,000
Convertible note - private investor	$ 150,000	7.50%	5/15/2016	5/15/2021	11,250	22,500	150,000		150,000	11,250	11,250		$ 150,000	150,000
Total	$ -				$ 19,250	$ 38,500	$ 250,000	$ -	$ 100,000	$ 19,250	$ 19,250	$ -	$ 250,000	$ 250,000

The convertible notes are convertible into Common Shares at a conversion price. The conversion price is equal to the lesser of (a) eighty percent (80%) of the price paid by investors in the Qualified Financing or (b) the price equal to the quotient of $3,500,000 divided by the aggregate number of outstanding shares of all classes of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(76,894)	$	(36,671)
Valuation Allowance		76,894		36,671
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(143,957)	$	(67,064)
Valuation Allowance		143,957		67,064
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $492,161, and the Company had state net operating loss ("NOL") carryforwards of approximately $492,161. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During the past period, the company borrowed money from the owner, Rob Sobhani. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, and December 31, 2020, the outstanding balance was $994,192 and $946,692.

During the past period, the Company borrowed money from GMS International, fully owned by Rob Sobhani. The loan bears no interest rate and has not defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, and December 31, 2020, the outstanding balance was $1,336,141 and $971,141.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 13, 2022, which is the date the financial statements were available to be issued.

On March 11, 2022, the Company incorporated in the state of Delaware under the same name, The Sparo Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $2,594,123.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Sparo

Purchase with a Purpose®


sparo

Website · Mclean, VA · SOFTWARE & SERVICES

Sparo provides an innovative and accessible solution for retailers everywhere to attract customers, build brand loyalty, and increase sales. With a seamless ecommerce platform, shoppers select the cause they care about for the merchant to donate a portion of the sale. Sparo is looking to revolutionize corporate social responsibility and empower the world to Purchase with a Purpose®. Sparo is currently pre-revenue.

$0.00 raised

0 Investors	$17.7M Valuation
$8.06 Price per Share	$249.86 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Sparo is a Microsoft for Startups company, and was highlighted as one of the only Microsoft Partners with a CSR focus, which played a critical role in the Microsoft Cloud for Retail product launch. Sparo is now publicly available in the Microsoft Application Store with an incentivized offer to the internal Microsoft sales teams as a Co-Sell opportunity.
- Research shows that corporate giving and cause marketing still hold an undeniable weight in purchasing decisions. For younger generations, such as Millennials and Gen Z, it's increasingly important that companies they patronize support values aligned with their own.*
- Sparo has completed highly successful pilot programs with brands including Staples® and Citron; during the Staples® 20-day pilot program, an additional $2.5M in sales were generated through the Sparo plugin, while sales increased by 20% in the first month of partnership with Citron.

*Information provided by Cone Communications & 5W Public Relations (source, source)

Empowering shoppers to do good easily

Corporations can no longer sit quietly on their laurels. Customers expect them not only to speak up, but also to demonstrate their values with concrete actions.


Sparo is on a mission to revolutionize corporate social responsibility.
Businesses should build brand loyalty through their alignment with the values of customers, employees and shareholders.
sparo

Many merchants offer a donation option at checkout, however, the charity is predetermined and the customer foots the donation. Sparo is flipping the script, allowing the shopper to choose the cause they'd like the store to support with the merchant making the donation on the shopper's behalf. This means that **each shopper helps the cause that matters most to them—at no cost**—whether that is saving forests or giving towards the medical costs of providing a dying child a new heart.

Sparo compiles the results of the donations as “**Impact Stories**” which companies can share with their customers, celebrating how donated funds—fueled by purchases—have made a difference.


Our goal is to democratize charitable giving.
With Sparo, online shoppers can easily support the causes that they care about at checkout.

As one of the only Microsoft Partners with a CSR focus, Microsoft views Sparo as a critical player in enabling social impact into business flow. Sparo has already run several highly successful pilots with corporations such as Staples, which translated to millions in additional sales.

Sparo’s goal is to democratize corporate charitable giving so that donating to charity is accessible for everyone and beneficial to those in need. We believe it’s time that consumers are able to **Purchase with a Purpose®**, and ensure that the merchants they choose to shop with are supporting causes they care about.

Sparo is currently pre-revenue.

THE PROBLEM

Consumers expect more from corporations

Corporate giving is out of date. There is a growing demand among consumers for greater demonstrations of social responsibility from corporations, and despite rapid digital advances, approaches to corporate giving have barely changed.

Large corporations and small businesses donate to charity regularly, but rarely ever take into consideration the causes their shoppers care about. Consumers (especially millennials and younger) say they want to contribute to companies that share their values. They also can easily see when a business is not genuine in its social, environmental and other practices. And when the business does want to align with customer values, there has been no clear way for companies to know which charities their customers want to support as an expression of these values. Additionally, many companies still don’t know how to get involved in the first place, while shoppers who are keen to support critical causes lack the resources to do so on their own.

Pressing global issues are in desperate need of support and are shining a brighter light on public desire to support critical causes than ever before. We believe there’s an untapped opportunity for companies to make a meaningful difference while building stronger brand loyalty with their shoppers.


Corporate giving is out of date.
Sparo is updating corporate giving to align with customer values.

THE SOLUTION

Build brand loyalty by supporting the causes customers care about

At Sparo, we're looking to overhaul and upgrade the outdated landscape of corporate giving by **making charitable donations more streamlined, customized, and accessible**. In doing so, our service will provide a powerful triple bottom line. Companies boost their ESG (Enterprise for Social Good scorecard rating) and reputation while supporting meaningful causes, acquire new customers, build stronger brand loyalty, and increase sales and profit—all while becoming more user-friendly.


We're looking to overhaul and upgrade the outdated landscape of corporate giving.
At Sparo, we're making charitable donations more streamlined, customized, and accessible.

We believe shoppers are more likely to return knowing that a portion of their purchases—at no cost to them—will go to a cause that matters to them. Seeing that impact is valuable, which is why **Sparo compiles the outcomes from the charities donated to**, providing companies with "Impact Stories" which they can share with their customers to celebrate exactly how their purchase made a difference. Functionality for Sparo's "Impact Stories" is planned to become available in late June 2022.

With the meteoric rise in eCommerce, now is an excellent time to introduce online shoppers to the Sparo eCommerce platform, which **integrates seamlessly into any eCommerce website**.


Respond to crises in the news
Jump directly into the cultural moment with your customers and invite them to partner with you. Help people affected by an immediate challenge or support events such as Earth Day.
Customize to match your brand
Our plug-in can easily be adapted to your site design. Other features include preferred charity sets, sharing success stories, detailed reports, and a way to process straight or round-up donations.
Search & Filter through Thousands of Charities
Sparo vets all the nonprofits in our directory. It's a quick click to find a favorite charity, group charities by cause, and/or filter by location.
Capture your overall donation impact
Our dashboard analyzes your giving in visual, shareable formats, enabling customers to see the real impact of their shopping dollars.*

**Functionality for Sparo's "Impact Stories" is planned to become available in late June 2022.*

When a customer is browsing products, they'll see the option to designate a percentage of their sale to a charity—at no cost to them—and can then choose from hundreds of vetted nonprofits via a searchable directory. The retailer chooses the percentage of each sale for donation, and how it's being funded (e.g. marketing budget, ESG funds, etc). All purchases are eligible for donation, and both donations and fees are tax deductible.

Sparo also allows merchants to customize the platform so that it matches their site, and they can also decide where to activate the "donate" option in the shopping or checkout journey. Plus, we'll assist clients in featuring key charities in the midst of a national or global crises.

THE MARKET

An untapped niche within a burgeoning market space

Sparo has found a unique niche and USP within a rapidly growing industry. The **global Corporate Social Responsibility (CSR) Software Market** was valued at over $673M in 2020 and is projected to reach **USD $1.3B by 2027**, at a CAGR of 8.34% from 2021 to 2027 (source).



Sparo has found a unique niche and USP within a rapidly growing industry
8.34% CAGR
from 2021 to 2027
$673M+
Global CSR Software Market value in 2020.
$1.3B USD
Projected by 2027.

(source)

Demand for sustainable corporate giving initiatives from big brands is reaching new highs, with Gen Z and Millennial shoppers in particular holding brands accountable for their actions, impact, and values. As these younger generations gain greater economic power and social influence, corporations must pay attention and respond with more than surface-level statements. Brands must provide authentic connections with consumers and back up their words with meaningful actions. (source, source)



88% of consumers ages 18 to 34 say
"It is important to me that companies I buy from align with my values."
85% of consumers
Think more highly of brands that support causes they care about.

(source, source)

Our initial core audience will be enterprise businesses, whose accounts will drive enough revenue for these charitable efforts to be justified in our early stages. Later on, Sparo plans to develop a business model designed for smaller organizations, where for a monthly fee and a portion of proceeds, they can also take advantage of a toolkit to assist with marketing.

OUR TRACTION

Successful pilot programs driving millions in additional sales

Sparo has experienced enthusiastic uptake and outstanding results in a short period of time. We've already **completed pilot programs with brands including Staples® and Citron**, and we're now **publicly available in the Microsoft Application Store** with an incentivized offer to the internal Microsoft sales teams as a Co-Sell opportunity. Sparo was selected as one of the only Microsoft for Startups companies to represent the program at the 2022 National Retail Federation conference (source, source).



Sparo has experienced enthusiastic uptake and outstanding results in a short period of time.
We've already completed pilot programs with brands including Staples® and Citron, and we're now publicly available in the Microsoft Application Store with an incentivized offer to the internal Microsoft sales teams as a Co-Sell opportunity.

In our case study with Citron, an L.A.-based retailer, **sales increased by 20% in the first month of partnership**. In October 2021, we were selected by the Government of Curacao to be the CSR partner for **their online shopping portal**. In the same month, **we launched Vote4Good®** with the Sparo WordPress platform as a demonstration of the alignment of charitable gaming and democratized philanthropy.

We're actively talking with a number of big brands in addition to potential investors. Sparo is planning to put the funds raised from our StartEngine offering towards hiring and business development, legal, technology and operations, sales, and marketing.

WHY INVEST

An opportunity to make a life-changing impact, right at checkout

Sparo's service aligns with today's customers who are looking for corporations to share their values and demonstrate care and responsibility beyond their bottom line.

By democratizing corporate social giving and supporting personally meaningful causes with every purchase, Sparo is looking to bring companies and shoppers together.



Sparo is looking to bring companies and shoppers together.
This is an opportunity to support a fast-growing startup that's creating incredible good in the world.

We've already seen the life-changing impact Sparo can achieve, and from here, there's a whole world of possibilities for expanding that impact, including a mobile app, Sparo credit card, sweepstakes, and point-of-sale donations at brick-and-mortar stores slated to be accomplished by Q4 2022.

This is an opportunity to support a fast-growing startup that's creating incredible good in the world. We hope that you agree, and join us on this journey.

December 2015
Sparo & Magento 1.0
Sparo CSR plugin available for Magento 1.0

January 2016
Sparo & Staples Pilot
A Staples® 20-day pilot program with a 20% customer base saw an additional $2.5 million generated in sales through the Sparo plugin. Watch: https://www.youtube.com/watch?v=v3O7ufTrWp0

February 2021
Sparo becomes a Microsoft for Startups Company
Sparo selected into the Microsoft for Startups program. The first focus for the partnership revolves around Sparo becoming the Amazon Smile for the entire non-Amazon universe.

October 2021
Sparo & WooCommerce
Sparo CSR plugin available for WooCommerce

October 2021
Sparo & Cerebral Palsy
Sparo was selected as the exclusive CSR partner for Maryland-based www.neurocytonix.com.

November 2021
Sparo selected to be a Pegasus level Microsoft for Startup company
Sparo is selected as one of fewer than 100 companies to participate in a special elevated level of the Microsoft for Startups program for enhanced selling program though the Microsoft account teams.

November 2021
Sparo & Magento 2
Sparo becomes available to support Magento 2

December 2021
Sparo and Microsoft Dynamics
Sparo becomes available as a Microsoft addon for Dynamics eCommerce in the Microsoft Marketplace

January 2022
Sparo's exhibition under the Microsoft brand at NRF 2022
Sparo's presence at NRF 2022 is cancelled as Microsoft withdrew from the Big Show due to COVID.

January 2022
Sparo announced as the CSR Parter within the Microsoft's Cloud for Retail General Announcement
Microsoft's repackaged retail solution "Cloud for Retail" launches with Sparo featured alongside SAP, Adobe and other key brands.

January 2022
Sparo sets Road to market (RTM) as its Agency of Record
After a year of initial work, RTM is selected to lead Sparo's marketing services as its Agency of Record.

February 2022
Sparo is selected for a second year to be a Microsoft for Startups company
Sparo is one of a few companies to be selected to participate for a second year in the Microsoft for Startups program.

February 2022
Sparo engages with Finn Partners
Sparo engages with Finn Partners, the 4th largest communications agency in the world, with a focus on media relations.

June 2022
Sparo 2.0 Release (Anticipated)
Sparo 2.0 launches with completely new UX/UI and a refreshed backend to support full customization to a store UI and new giving and in integration options.

August 2022
Sparo 2.5 Launches (Anticipated)
Sparo 2.5 launches with expanded range of giving options including loyalty program and other partner integrations

In the Press

SHOW MORE

Meet Our Team



Rob Sobhani

CEO/President/Secretary & Treasurer

"The birth of Sparo happened the day I was born and the first drop of milk my mother gave me went to my lungs instead of my stomach. I was supposed to die," says Sohrab ("Rob") Sobhani, Sparo's founder and CEO. His esophagus was attached to his lungs, but doctors performed a miracle."I spent the rest of my life being thankful and wanting to give back," he says. With a Georgetown PhD in political economy, Rob has been a university professor and active political advisor who now serves as a valued corporate board member (e.g., ZAC, an Artificial Intelligence company, and Sienza, a battery company incubated at CalTech). He is the chairman/CEO of Caspian Group, supporting companies with business interests in the U.S., and the Middle East.

His love of books is boundless, as is his joy in doing pushups while dancing to Donna Summer and the Village People.



Kyril Revels

Software Engineer)(Contractor

Kyril Revels brought to Sparo a University of Maryland degree in Information Systems and nearly twenty years of experience as a software engineer focused on advertising technology. He's Sparo's leading "technologist," the designer of software guaranteeing efficient merchant integration and flawless backend technology. When not busy with his multiple work assignments, Kyril is busy as (his favorite role in life) a father.

Kyril Revels is Full-Time at Sparo.IO Corporation and works 40 hours per week.



Rama Ayman

Advisor) (Contractor

Rama Ayman has three decades of experience in corporate finance, private equity, and impact investing, and has advised companies to meet their corporate social responsibility and engage in philanthropy. He has lived on three continents, visited more than 60 countries, and held senior positions in investment banking in New York and London, as well as leading roles ranging from Global Partner (KPMG, London) to Corporate VP of M&A (ArcelorMittal, Luxembourg). His professional skills draw on his four academic degrees: economics, political science, and philosophy, as well as a Master's in International Management. He is married with two grown children, he's an avid reader, tennis player, and soccer fan, and is actively focused on philanthropic work in developing countries

Rama Ayman is part-time at Sparo.IO Corporation and works 2 hours per week at Sparo. Rama works approximately 40 hours per week as CEO for MMG Capital.



Daniel Katz

CMO)(Contractor

Nicknamed "The Professor" for his mentoring talents helping colleagues and clients learn how to adapt new strategies and tools for their goals, Daniel Katz has learned and taught strategies through which brands impact society through intelligent marketing. Armed with a Masters of Management and decades of experience in his field, Dan gives the Sparo brand broad appeal in both for-profit and nonprofit worlds.

Daniel Katz is a Full-Time contractor at Sparo and works 40 hours a week.



Andrea McNaughton

Chief Giving Officer)(Contractor

Andrea McNaughton brings to Sparo a rare, broad knowledge of the nonprofit world, having served (among others) Georgetown University, The Smithsonian, the Parkinson's Foundation, and Chicago Public Radio. Her understanding of donor interests — from planned giving to capital campaigns — is unique. When not on (or planning) a bike adventure, Andrea lives in Chicago, within walking distance to two grandchildren she can't see enough.

Andrea McNaughton is a Part-Time contractor at Sparo.IO Corporation and works 35 hours a week.

Guilda M. Sobhani

Board Member

Attended UCLA and is currently an Active member of the Bahai Faith.

Guilda M. Sobhani is Full-Time at Sparo.IO Corporation. Estimated 40+ hours worked a week.



Kenneth Svendsen

Board Member

Kenneth is the former President of Walt Disney Travel Company and Senior Vice President of Global Sales and Customer Relationship Management at Disney Destinations. In addition to his leadership positions at Disney, Kenneth was Global Head of Sales, Reservations, and Quality Assurance at Hilton Worldwide. From 2016 to 2019, Kenneth was CEO of Entertainment Cruises, a company owned by the private equity arm of the Pritzker Family, and President of Hornblower Cruises and Events from 2019 to 2020.

Kenneth Svendsen is Part-Time at Sparo.IO Corporation while also serving minimal hours per week as Board Member for Star Harbor Academy. Estimated 5 hours worked per week at Sparo.

Offering Summary

Company	Sparo.IO Corporation
Corporate Address	1102 Shipman lane, Mclean, VA 22101-2137
Offering Minimum	$9,994.40
Offering Maximum	$1,069,997.24
Minimum Investment Amount (per investor)	$249.86

Terms

Offering Type	Equity
Security Name	Class B non-voting stock
Minimum Number of Shares Offered	1,240
Maximum Number of Shares Offered	132,754
Price per Share	$8.06
Pre-Money Valuation	$17,693,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Investment Incentives

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based Investment Incentives

Tier 1 | $500+

Invest $500+ and receive special crowdfunding investor swag & opportunities to participate in user and beta testing programs.

Tier 2 | $1,000+

Invest $1,000+ and receive special crowdfunding investor swag, a call out on the Sparo website/social media & a portrait drawn from a photograph by young artist Ava Z.

Tier 3 | $5,000+

Invest $5,000+ and we will promote the charity of your choice on our website & social media & invite you to live talks with the team behind the creation of low carbon AI & with the female inventors of the world's most Green batteries.

Tier 4 | $10,000+

Invest $10,000+ and we will create special early-bird priority access for your store to partner with the Sparo platform, & the option to participate in the Sparo beta program.

Tier 5 | $20,000+

Invest $20,000+ and we will offer an in-depth profile of your favorite charity, a custom fundraising campaign to Sparo contacts, social media posts, a press release, & outreach to journalists.

Tier 6 | $50,000+

Invest $50,000+ and receive 5% bonus shares, plus an invitation to join an elite Sparo investor community with meetups at events like NRF & ShopTalk to meet.

Tier 7 | $100,000+

Invest $100,000+ and receive 10% bonus shares, a podcast episode interview with Sparo's CEO Rob Sobhani regarding your interest in Sparo & your philanthropic desires, a podcast episode about your preferred charity, & a lunch with Rob.

Tier 8 | $250,000+

Invest $250,000+ and we will invite you to join us to take a special tour of the Lucid Motors EV Plant in Arizona, & we will also partake in a trip to India to meet the great women of Sudara.

Tier 9 | $500,000+

Invest $500,000+ and we will invite you to participate in a private tour as we visit Azerbaijan & walk in the footsteps of Marco Polo - The Old Silk Road with special local guides & the opportunity to meet with surprise hosts.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Sparo.IO Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $8.06 / share, you will receive 110 Class B Common Stock shares, meaning you'll own 110 shares for $806. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

ROB:

If you're anything like us, you love the feeling of doing good. But the current corporate giving culture is out of sync with the modern consumer.

The 2010 Cone Cause Evolution Study shows that 85% of Gen Z and young millennials want to spend money with brands that support causes they care about. Yet corporate giving decisions are made without the input of stakeholders, risking consumer loyalty and threatening the bottom line.

Hi. My name is Rob Sobhani, CEO of Sparo. As a Microsoft for Start-Ups Company, we are working with Microsoft to position Sparo as the future of corporate giving for companies of every size.

We are a seamless merchant giving platform that allows customers to designate a portion of their purchase to a charity of their choice, decreasing cart abandonment, building brand loyalty, and increasing company profitability.

As a lifelong philanthropist and energy policy expert, I've seen how corporate giving can be harnessed for good.

In a test project, Sparo raised $10K that went to a dying girl, Arwa, in need of a new heart. Thanks to customer choice in where they were able to put a portion of the proceeds, she has a new heart beating in her chest. Now that's what we call capitalism with a conscience.

By investing in Sparo you'll be part of the "Purchase with A Purpose" movement - ensuring that an impact is created every hour of each day, wherever we shop.

Charging 10% per transaction. We believe that doing good has never been more profitable for corporations, even Sparo.

Together we can revolutionize corporate social responsibility, generate revenue, and make an impact. So what are you waiting for? Join Sparo and let's fly high.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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